SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*


                           Bennett Environmental Inc.
                           --------------------------
                                (Name of Issuer)


                                  Common Shares
                         ------------------------------
                         (Title of Class of Securities)


                                    081906109
                                 --------------
                                 (CUSIP Number)


                               Christine Morabito
                            Richards, Layton & Finger
                                One Rodney Square
                                   10th Floor
                              Tenth & King Streets
                           Wilmington, Delaware 19801
                            United States of America
                                 (302) 651-7700
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 30, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

        * The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D/A
CUSIP NO. 081906109
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Second City Capital Partners I, Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware
--------------------------------------------------------------------------------
Number of                         7    SOLE VOTING POWER          1,720,900
Shares Bene-                      ----------------------------------------------
ficially                          8    SHARED VOTING POWER        0
Owned by                          ----------------------------------------------
Reporting                         9    SOLE DISPOSITIVE POWER     1,720,900
Person With                       ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,720,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         The class of securities to which this statement relates is Common Shares(the "Common Shares") of Bennett Environmental Inc., a company federally incorporated in Canada (the "Issuer"). The address of the principal executive office of the Issuer is 1540 Cornwall Road, Suite 208 Oakville, Ontario L6J 7W5 Canada.

Item 2.  Identity and Background.

         Names of Person Filing:

         (a) This statement is filed on behalf of Second City Capital I, Limited Partnership, a Delaware limited partnership, as an amended statement on
Schedule 13D (the "Reporting Party"). The general partner of the Reporting Party is Second City General Partner Inc., a Delaware corporation having the same address as the Reporting Party (the "General Partner"). Actions of the General Partner are made by majority vote of its three directors, Samuel Belzberg, a Canadian citizen, and Strauss Zelnick and David Maron, each United States citizens. Approximately 40 limited partners of the Reporting Party are the ultimate beneficial owners of Common Shares, with the General Partner having a carried interest in certain profits related thereto.

         (b) The Reporting Party's business address is c/o Richards Layton & Finger, One Rodney Square, 10th floor, Tenth & King Streets, Wilmington, Delaware 19801.

         (c) The Reporting Party is engaged principally in the investment business.

         (d) Neither the Reporting Party nor the General Partner nor any director thereof has, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Party nor the General Partner nor any director thereof has, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Party is a Delaware limited partnership. The General Partner is a Delaware corporation. Two directors of the General Partner are United States citizens and one is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Party acquired the Common Shares held by it in open market transactions.

Item 4.  Purpose of Transaction.

         The Reporting Party acquired the Common Shares for investment purposes. Except as indicated in this Schedule 13D, the Reporting Party currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the above date, the Reporting Party beneficially owns, 1,720,900 shares, or 8.0%, of the outstanding Common Shares. Samuel Belzberg, a director of the General Partner, additionally owns 10,000 Common Shares.

         (b) The Reporting Party holds the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

         (c) During the sixty days preceding the filing of this statement, the Reporting Party purchased the following shares of Common Stock in the open market:


                   Number of                               Aggregate purchase
Date                  Shares       Per share price                      price
---------          ---------       ---------------         ------------------
5-Dec-05              61,800             Can $3.49               Can $215,373
16-Dec-05              2,800             Can $3.50                 Can $9,800
19-Dec-05             26,100             Can $3.50                Can $91,350
23-Dec-05             22,400             Can $3.50                Can $78,400
30-Dec-05              9,100             Can $3.50                Can $31,850


         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Except as indicated in this Schedule 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Party and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits:

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 4, 2006
                                       /s/ JOHNNY CIAMPI
                                       -----------------------------------------
                                       Name:  Johnny Ciampi
                                       Title:  Vice President



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